UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
___________
EMULEX CORPORATION
(Name of Subject Company (Issuer))
FIJI ACQUISITION CORPORATION
BROADCOM CORPORATION
(Name of Filing Persons (Offeror))
___________
COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)
___________
292475209
(CUSIP Number of Class of Securities)
___________
Arthur Chong, Esq.
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
Telephone: (949) 926-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copy to:
Kenton J. King, Esq.
Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, California 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*: $879,004,402.75	Amount of Filing Fee**: $49,048.45

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 95,027,503 shares of common stock, par value $0.10 per share, of Emulex Corporation at the tender offer price of $9.25 per share of common stock. Based upon information contained in Emulex Corporation’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2009, there were 82,615,831 shares outstanding as of April 22, 2009 and a maximum of 12,411,672 shares issuable pursuant to outstanding stock options as of March 29, 2009, of which 100 shares are owned by Broadcom Corporation (and are not included for purposes of calculating the number of shares outstanding).

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals $55.80 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Form or registration no.:
Filing Party:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1 THROUGH 11
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(1)(E)
EX-99.(A)(1)(F)
EX-99.(A)(1)(G)
EX-99.(A)(5)(A)

     This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by Fiji Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Broadcom Corporation, a California corporation (“Parent”) to purchase all of the issued and outstanding shares (the “Common Shares”) of common stock, par value $0.10 per share of Emulex Corporation, a Delaware corporation (the “Company”), including all associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued under the Rights Agreement dated as of January 15, 2009 between the Company and Mellon Investor Services LLC, other than Shares owned by Purchaser (and/or Parent or any of Parent’s subsidiaries) for $9.25 net per Share in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Purchaser’s Offer to Purchase, dated May 5, 2009 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).
ITEMS 1 THROUGH 11
     All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 in this Schedule TO.
ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase dated May 5, 2009
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Summary Advertisement as published on May 5, 2009
(a)(5)(A)	Press Release issued by Broadcom Corporation on May 5, 2009
(a)(5)(B)	Press Release issued by Broadcom Corporation on April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)
(a)(5)(C)	E-mail to Employees of Broadcom Corporation from Scott A. McGregor, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)
(a)(5)(D)	Broadcom Investor Presentation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)
(a)(5)(E)	Excerpts of Earnings Call of Broadcom Corporation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)
(b)	Not Applicable
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
     Not applicable.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BROADCOM CORPORATION
	By:	/s/ Eric K. Brandt
		Name:	Eric K. Brandt
		Title:	Senior Vice President and Chief Financial Officer

FIJI ACQUISITION CORPORATION
	By:	/s/ DeAnn Work
		Name:	DeAnn Work
Date: May 5, 2009		Title:	Vice President and Secretary

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 5, 2009
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Summary Advertisement as published on May 5, 2009
(a)(5)(A)	Press Release issued by Broadcom Corporation on May 5, 2009
(a)(5)(B)	Press Release issued by Broadcom Corporation on April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)
(a)(5)(C)	E-mail to Employees of Broadcom Corporation from Scott A. McGregor, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)
(a)(5)(D)	Broadcom Investor Presentation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)
(a)(5)(E)	Excerpts of Earnings Call of Broadcom Corporation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)
(b)	Not Applicable
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

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